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Jonathan L. Awner 305 982 5615 jonathan.awner@akerman.com

November 4, 2009

VIA EDGAR

Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, NE

Washington, D.C. 20549-6010

Re:

Parlux Fragrances, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed June 2, 2009

File No. 0-15491

Dear Ms. Long:

On behalf of Parlux Fragrances, Inc. (the “Company”), we hereby respond to the Staff’s comment letter, dated June 26, 2009, regarding the above-referenced Preliminary Proxy Statement on Schedule 14A. Please note that the Company is simultaneously filing Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”).

For the Staff's convenience we have recited the Staff's comments in boldface type and provided our response to each comment immediately thereafter. Also, for the Staff’s convenience, references in the responses to page numbers are to Amendment No. 1.

Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

November 4, 2009

General

1.

Disclosures indicate that Parlux Fragrances:

•

Has 6,484,500 shares of common stock reserved for potential future issuance which include four million shares of common stock underlying warrants issued in connection with specified sublicense agreements.

•

Will issue additional warrants to purchase an aggregate of up to eight million shares of common stock if it obtains shareholder approval of the authorized share amendment proposal and warrant issuance proposal.

Please expand the disclosure throughout the proxy statement to discuss any material dilutive effects of the potential exercise of up to 12 million warrants on Parlux Fragrances’ shares of common stock. Additionally, to the extent that the exercise of up to 12 million warrants may result in a change of control of Parlux Fragrances, discuss the material consequences or effects for both Parlux Fragrances and its unaffiliated common stockholders.

In response to the Staff's comment, the Company has revised its disclosure on pages 6, 7, 9 and 10 of Amendment No. 1.

The Company respectfully advises the Staff that the exercise of up to 12 million warrants will not result in a change of control of the Company. As disclosed on page 9 of Amendment No. 1, the holder of warrants may not exercise the warrants, and agrees that it will not purchase or otherwise acquire, and will not permit its respective affiliates to purchase or otherwise acquire, or agree or offer to purchase or otherwise acquire beneficial ownership of any of the Company’s common stock, to the extent and if after giving effect to such action the holder and/or its affiliates would beneficially own common stock representing more than 19.9% of the Company’s outstanding shares of common stock.

Furthermore, the warrants will be issued to persons who do not constitute a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and we expect that each single holder of any warrants will hold upon exercise less than 10% of the Company’s outstanding stock.

Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

November 4, 2009

2.

We note that you have filed a Form 8-K dated April 3, 2009 disclosing the agreements with Iconic Fragrances, LLC as an entry into a material definitive agreement under Item 1.01. Please tell us where you have filed these agreements as exhibits on EDGAR.

The Company has filed the following agreements as exhibits to its Form 10-Q for the quarter ended June 30, 2009, filed with the Commission on August 7, 2009:

Exhibit No.

Description

10.1

Agreement, dated April 3, 2009, by and between Parlux Fragrances, Inc. and Artistic Brands Development, LLC (formerly known as Iconic Fragrances, LLC). (Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.)

10.2

Sublicense Agreement, dated April 7, 2009, by and between Parlux Fragrances, Inc. and Artistic Brands Development, LLC (formerly known as Iconic Fragrances, LLC) regarding a license for Rihanna. License Agreement, dated April 3, 2009, by and between Combermere Entertainment Properties, LLC and Artistic Brands Development, LLC (formerly known as Iconic Fragrances, LLC). (Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.)

10.3

Sublicense Agreement, dated April 7, 2009, dated April 4, 2009, by and between Parlux Fragrances, Inc. and Artistic Brands Development, LLC (formerly known as Iconic Fragrances, LLC) regarding a license for Kanye West. License Agreement, dated April 3, 2009, by and between Mascotte Holdings, Inc. and Artistic Brands Development, LLC (formerly known as Iconic Fragrances, LLC). (Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.)

10.4

Letter Agreement, dated April 3, 2009, by and among Parlux Fragrances, Inc., Artistic Brands Development, LLC (formerly known as Iconic Fragrances, LLC) and Rene Garcia.

Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

November 4, 2009

Proposal No. 2 – Warrant Issuance Proposal, page 6

3.

We note your disclosure regarding the April 3, 2009 letter agreement on page 7. Please revise your disclosure to simplify and clarify your description of this agreement. Also describe in greater detail the greater effect of this letter agreement on the rights of existing security holders in the event of a Fundamental Transaction. Similarly, revise your disclosure on page 9 relating to a “special transaction.”

In response to the Staff's comment, the Company has revised its disclosure on pages 7-10 of Amendment No. 1.

Incorporation of Documents by Reference, page 13

4.

Please include Parlux Fragrances’ Commission file number for filings made under the Exchange Act.

In response to the Staff's comment, the Company has revised its disclosure on page 14 of Amendment No. 1.

Form of Proxy

5.

Please revise the form of proxy to identify it clearly as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

In response to the Staff's comment, the Company has revised the form of proxy to identify it clearly as being preliminary.

* * *

Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

November 4, 2009

In connection with responding to the Commission’s comments, the Company acknowledges the following:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses provided above fully address the Staff's comments. If you have any questions, please call me at (305) 982-5615.

Sincerely,

AKERMAN SENTERFITT

/s/ Jonathan L. Awner

Jonathan L. Awner

For the Firm

cc:

U.S. Securities and Exchange Commission

Edward M. Kelly, Senior Counsel

U.S. Securities and Exchange Commission

Brigitte P. Lippmann, Senior Attorney

Parlux Fragrances, Inc.

Neil J. Katz, Chairman and Chief Executive Officer